

October 23, 2023

David Gow
Chief Executive Officer
SportsMap Tech Acquisition Corp.
5353 West Alabama, Suite 415
Houston, Texas 77056

> **Re: SportsMap Tech Acquisition Corp.**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2023**
> **File No. 001-40916**

Dear David Gow:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Preliminary Proxy Statement Filed October 13, 2023

The Background of SportsMap's Interaction with ICI, page 121

1. We note your revised disclosure in response to our prior comment 2 relating to the potential revenue impact if the ecommerce and automaker customers were to expand use of ICI's solution. You disclose that based on the ecommerce customer's footprint "as of that date," ICI estimates certain potential sales and revenues. Please revise to clarify the date used in ICI's projections for both the ecommerce and automaker customers.

Certain Forecasted Financial Information for ICI, page 135

2. We note your response to comment three. As of June 30, 2023, you disclose that $6.6 million of projected NTM Period revenue is represented by formal and informal customer commitments. It remains unclear how this $6.6 million reconciles to the previous discussion of projected SaaS and device revenue. For example in your discussion of projected SaaS revenue, you discuss $1.8 million is projected "land and expand" incremental sale growth that has been formally or informally agreed with customers that initiated SaaS contracts prior to the SmartIR launch, $2.3 million is

from customers who are contracted to sell SmartIR services, $1.1 million is from specific opportunities with new SaaS customers with whom you are in mid- or late-stage discussions, and $0.5 million relates to the provision of SaaS services which have already been contracted prior to June 30, 2023. It is not clear which of these components is reflected in the $6.6 million. Similarly, it is not clear which components in your discussion of projected device revenue are included in the $6.6 million. Please clarify your disclosures accordingly.

General

3. We note your investor presentation filed as an exhibit to your 8-K filed August 4, 2023, which includes: (1) disclosure that the transaction implies a $149 million pro forma enterprise value; (2) a "three-year-plan" and a "two-year plan" with "annual recurring revenues" for 2023, 2024, and 2025 for "Global Online Retailer" and "Big Three Automaker;" (3) illustrative per unit economics (slide 26); (4) a table outlining your pipeline opportunities by customer type (slide 31); and (5) a proposed transaction summary outlining sources and uses (slide 33). These disclosures do not appear to be included in your preliminary proxy statement. Please provide corresponding disclosure in your proxy statement or explain why you have omitted this information from the proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ralph de Martino, Esq.